UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Idenix Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45166R 20 4

(CUSIP Number)

Anthony A. Hoerning, Esq.	Adam H. Golden, Esq.
Novartis Pharma AG	Kaye Scholer LLP
Lichtstrasse 35	425 Park Avenue
CH-4056 Basel, Switzerland	New York, New York 10022
+41 61 324 8323	(212) 259-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only)* NOVARTIS AG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,324,187

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,324,187

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,324,187

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 43.0%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only)* NOVARTIS PHARMA AG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,324,187

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,324,187

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,324,187

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 43.0%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission on July 27, 2004, as previously amended on September 7, 2005, November 2, 2005 and May 20, 2009 (the “Original Schedule 13D”) relating to Common Stock (the “Common Stock”), par value $0.001 per share of Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 60 Hampshire Street, Cambridge, Massachusetts 02139.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background

No change except as described below.

(a) - (c) and (f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d) and (e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No change except as described below.

Novartis Pharma acquired the following shares of Common Stock pursuant to the exercise of stock subscription rights under the Stockholders Agreement:

On August 21, 2009, Novartis Pharma acquired 3,571 shares of Common Stock for $2.41 per share or an aggregate of $8,606.11.

On February 26, 2010, Novartis Pharma acquired 1,872 shares of Common Stock for $2.41 per share or an aggregate of $4,511.52.

On June 8, 2010, Novartis Pharma acquired 1,351 shares of Common Stock for $2.41 per share or an aggregate of $3,255.91.

The source of funds for these acquisitions was Novartis Pharma’s working capital.

Item 4.	Purpose of Transaction
No change.

Item 5.	Interest in Securities of the Issuer

No change except as described below.

(a) and (b)  Novartis is the beneficial owner of 31,324,187 shares of Common Stock representing 43.0%of the outstanding shares of Common Stock, all of which shares are owned directly by Novartis Pharma. Novartis has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

Novartis Pharma is the record and beneficial owner of 31,324,187 shares of Common Stock, representing 43.0% of the outstanding shares of Common Stock. Novartis Pharma has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock.

(c)  Except for the transactions described in Item 3 neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I has engaged in any transaction in the Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.

Item 7.	Material to be Filed as Exhibits
No change.

SIGNATURES

After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2010

NOVARTIS AG

By:
/s/ Paul D. Burns
Name: Paul D. Burns
Title: Authorized Signatory

By:
/s/ Bruno Heynen
Name: Bruno Heynen
Title: Authorized Signatory

NOVARTIS PHARMA AG

By:
/s/ Anthony A. Hörning
Name: Anthony A. Hörning
Title: Head, Global Alliance Management

By:
/s/ Sarah Clements
Name: Sarah Clements
Title: Head, Legal General Medicines

SCHEDULE I – to Form 13-D/A

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AND NOVARTIS PHARMA

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis.

Name	Relationship to Novartis	Principal Occupation	Citizenship

Daniel Vasella, M.D	Chairman of the Board of Directors	Chairman of the Board of Directors	Swiss

Ulrich Lehner, Ph.D.	Vice Chairman and Lead Director of the Board of Directors

Member of Shareholder’s Committee of Henkel AG & Co. KGaA, manufacturer and vendor of consumer products;

Henkelstrasse 67,

40191 Düsseldorf, Germany

Chairman of the of the Supervisory Board of Deutsche Telekom AG, provider of telecommunications services;

Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

German

Hans-Jörg Rudloff	Vice Chairman of the Board of Directors	Chairman of Barclays Capital, provider of financial services; 5 The North Colonnade, Canary Wharf, London, E14 4BB, United Kingdom	German

William R. Brody	Director	President of the Salk Institute for Biological Studies, 10010 North Torrey Pines Road, La Jolla, CA 92037, USA	American

Srikant Datar, Ph.D.	Director	Senior Associate Dean; Morgan Hall 361, Harvard Business School, Soldiers Field Road, Boston, MA 02163, USA	American

Name	Relationship to Novartis	Principal Occupation	Citizenship

Ann Fudge	Director

Member of the Board of General Electric Company, diversified technology, media, and financial services corporation; 3135 Easton Turnpike, Fairfield, CT 06828, USA

Trustee of The Rockefeller Foundation; 420 Fifth Avenue, New York, NY 10018, USA

Chair of the U.S. Program Advisory Panel of the Gates Foundation; PO Box 23350, Seattle, WA 98102, USA

American

Alexandre F. Jetzer	Director	Consultant Novartis International AG, 4002 Basel, Switzerland	Swiss

Pierre Landolt	Director	Chairman of the Sandoz Family Foundation; 85 Avenue Général-Guisan, CH-1009 Pully, Switzerland	Swiss

Andreas von Planta, Ph.D.	Director	Partner at the law firm of Lenz & Staehelin; Route de Chêne 30, CH-1211 Geneva 17, Switzerland	Swiss

Dr. Ing. Wendelin Wiedeking	Director	Director	German

Marjorie M. Yang	Director	Chairman and Chief Executive Officer of the Esquel Group, textile and apparel manufacturer; Esquel Enterprises Limited, 12/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong	Chinese

Rolf M. Zinkernagel, M.D.	Director	Professor at the Institute of Experimental Immunology, University of Zurich, Schmelzbergstrasse 12, CH-8091 Zurich, Switzerland	Swiss

Jürgen Brokatzky-Geiger, Ph.D.	Member of the Executive Committee, Head of Human Resources	Member of the Executive Committee, Head of Human Resources	German

David Epstein	Member of the Executive Committee, Head of Novartis Pharmaceuticals Division	Member of the Executive Committee, Head of Novartis Pharmaceuticals Division	American

Mark C. Fishman, M.D.	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	American

Jeff George	Member of the Executive Committee; Head of Sandoz Division	Member of the Executive Committee; Head of Sandoz Division	American

George Gunn, MRCVS	Member of the Executive Committee; Head of Novartis Consumer Health Division; Head of Novartis Animal Health Business Unit	Member of the Executive Committee; Head of Novartis Consumer Health Division; Head of Novartis Animal Health Business Unit	British

Joseph Jimenez	Member of the Executive Committee, Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Andrin Oswald, M.D.	Member of the Executive Committee, head of Novartis Vaccine and Diagnostics Division	Member of the Executive Committee, head of Novartis Vaccine and Diagnostics Division	Swiss

Jon Symonds	Member of the Executive Committee, Chief Financial Officer	Member of the Executive Committee, Chief Financial Officer	British

Thomas Werlen, Ph.D.	Member of the Executive Committee, Group General Counsel	Member of the Executive Committee, Group General Counsel	Swiss

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma.

Name	Relationship to Novartis Pharma	Principal Occupation	Citizenship

Daniel Vasella, M.D. Director	Chairman of the Board of Directors	Chairman of the Board of Directors of Novartis	Swiss

Jon Symonds Director	Chief Financial Officer	Chief Financial Officer of Novartis	British

Joseph Jimenez Director	Chief Executive Officer	Chief Executive Officer of Novartis	American

Thomas Werlen, Ph.D. Director	Group General Counsel	Group General Counsel	Swiss

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Idenix Pharmaceuticals, Inc., a Delaware corporation.

Date: June 15, 2010

NOVARTIS AG

By:
/s/ Paul D. Burns
Name: Paul D. Burns
Title: Authorized Signatory

By:
/s/ Bruno Heynen
Name: Bruno Heynen
Title: Authorized Signatory

NOVARTIS PHARMA AG

By:
/s/ Anthony A. Hörning
Name: Anthony A. Hörning
Title: Head, Global Alliance Management

By:
/s/ Sarah Clements
Name: Sarah Clements
Title: Head, Legal General Medicines